Exhibit A

Press Release
Ceragon Awarded $6.5 Million Contract from mcel – November 13, 2012

Ceragon Networks Awarded Follow-On Orders of $6.5 Million from Mozambique
Cellularfor Wireless Backhaul Deployment

Ceragon solutions deployed include long haul, short haul and turnkey services

AfricaCom, South Africa. November 13, 2012 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced follow-on orders of more than $6.5 million USD with Mozambique Cellular (mcel) to expand the carrier’s microwave network, first established in 2010. Ceragon is extending mcel’s backbone network, based on Ceragon technology, from Beira in central Mozambique to Nampula in the north of the country, as well as upgrading access links nationwide, providing the only broadband connection available for millions of Mozambicans.

The network expansion will bring improved capacity, and advanced services delivery to millions of mcel users. The high capacity solutions, which are based on Ceragon’s Evolution IP Long Haul and FibeAir IP-10, enable mcel to provide improved redundancy, increase network capacity, and improve their subscribers’ quality of experience (QoE).

Ceragon will be showcasing the solutions deployed by mcel along with a range of its other high capacity solutions at AfricaCom, booth # F07.

mcel is Mozambique’s leading mobile operator with over 4.5 million customers.  According to a recent industry report, Mozambique is one of the world’s fastest and most consistently growing economies, and is one of the highest growth potential telecom markets in Africa.

“Over the past two years Ceragon’s backbone network has successfully served the requirements of our market throughout Mozambique,” said Mohamed Mussa, Technical Director of mcel. “As a result of our expanding customer base and its increasing dependency on mobile, we looked for a way to expand our network again. We knew that with Ceragon we could meet today’s demand and prepare for the future as 4G/LTE becomes more widely available.”

Press Release
Ceragon Awarded $6.5 Million Contract from mcel – November 13, 2012

“Mozambique Cellular brings connectivity for millions of people throughout the country – an essential component of prosperity in today’s global market, whether it is in Paris, NYC or Nampula,” said Ira Palti, President and CEO of Ceragon. “We’re honored to partner again with mcel to provide the country with next generation wireless backhaul solutions and we look forward to a long and successful relationship.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd.(NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.   Other names mentioned are owned by their respective holders.

Company & Investor Contact: Yoel Knoll Ceragon Networks Ltd. +1-(201)-853-0228 yoelk@ceragon.com	Media Contact: Abigail Levy-Gurwitz Ceragon Networks Ltd. +1-(201)-853-0271 abigaill@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications +1-(508)-475-0025 X150 kquatromoni@rainierco.com

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, the risk that the combined Ceragon and Nera business may not perform as expected, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com.